UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Non-Reliance on Previously Issued Financial Statements or Completed Interim Review

On 12 March 2020, the Audit Committee of voxeljet AG (the “Company”) was informed by KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), the Company’s independent registered public accounting firm, that KPMG concluded that its reviews of both the second and third quarter 2019 interim financial statements are not complete because additional information regarding a breach of a financial covenant in the Company’s outstanding Finance Contract with the European Investment Bank (“EIB”) was not made available to KPMG until first quarter 2020. As a result, the interim financial statements for the second and third quarter 2019 previously filed on Form 6-K on August 15, 2019 and November 14, 2019, respectively (the “Prior Form 6-K Filings”), can no longer be relied upon.

As previously disclosed, on 9 November 2017, EIB and the Company entered into a Finance Contract (the “Finance Contract”) and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The Finance Contract provides a credit of up to €25 million in three tranches of €10 million, €8 million, and €7 million, respectively. The Company drew down the first tranche of €10 million on 22 December 2017 (the “Loan”).  The Finance Contract includes a financial covenant that requires the Company to comply with certain financial ratios from 30 June 2019 to 2025, one of which is the Total Net Financial Debt to EBITDA covenant (the “Leverage Covenant”).

Beginning on or about July 2019, the Company and EIB engaged in discussions regarding the interpretation of the Leverage Covenant. As the discussions continued, the Company determined on 21 November 2019 to accept EIB’s interpretation that the Company was not in compliance with the Leverage Covenant because of the Company’s negative EBITDA for the twelve month period ended 30 June 2019. The Company accepted EIB’s interpretation rather than continue discussions about the interpretation, in part, due to EIB’s willingness to continue discussions with the Company on a possible solution, such as a waiver of the Leverage Covenant or an amendment to the Finance Contract.  These discussions led to the waiver of the Leverage Covenant on 12 March 2020 described in more detail below under the heading “Finance Contract Waiver.”

KPMG informed the Audit Committee that KPMG believes that the breach of the Leverage Covenant in the Finance Contract at 30 June 2019 would trigger additional disclosure requirements per International Accounting Standards (IAS) 34 for the Company’s second and third quarter 2019 interim financial statements, including a potential reclassification of the Loan from long term to short term indebtedness and disclosure within the interim financial statements of the breach including risks and uncertainties of the business which are not currently disclosed within the Prior Form 6-K Filings. KPMG has determined that if more information regarding the breach of the Leverage Covenant in the Finance Contract was made available during the performance of their review procedures for the second and third quarter 2019, additional procedures would have been performed by KPMG to complete their review of the second and third quarter 2019 interim financial statements included in the Prior Form 6-K Filings.

KPMG also expressed the view that a breach of the Leverage Covenant should have been considered by the Company in its going concern assessments and related disclosures for the second and third quarter 2019 interim financial statements, respectively.

KPMG has informed the Audit Committee that it was made aware of additional information in March 2020 from meetings between members of the Company’s management and the Supervisory Board that occurred during 2019 that had not been provided to KPMG during the time of KPMG’s reviews and year-end audit before. KPMG has raised a question about whether management made misrepresentations to KPMG when management did not provide the signed records of these meetings to KPMG during the relevant quarterly reviews before the filing of the Prior Form 6-K Filings. KPMG also has raised a question about the extent to which information relevant to these matters was appropriately and timely shared with KPMG by the Company and whether any misrepresentation or illegal act occurred.

The Audit Committee has discussed these matters with KPMG.  In order to address the issues identified by KPMG, the Audit Committee has determined to conduct an independent investigation of such matters with the assistance of independent, outside professionals. The Company has informed the Enforcement Division of the U.S. Securities and Exchange Commission (the “SEC”) of these matters and will fully cooperate in any review by the SEC, although we are unable at this time to predict what action, if any, it may take.

Finance Contract Waiver

On 12 March 2020, the Company and EIB executed a waiver letter relating to Articles 7.1, 7.5 and 9.1 of the Finance Contract (the “Waiver”) pursuant to which EIB waived the Company’s noncompliance with the Leverage Covenant in the Finance Contract and the maximum threshold of €1 million allowed in relation to letters of credit (the “Letter of Credit Covenant”). As part of the Waiver, for the period from 16 March 2020 until 31 March 2021 (the “Grace Period”), EIB consented to waive its rights under Article 9.1(m) of the Finance Contract to demand immediate repayment of all or part of the Loan from the Company, with exclusive reference to the events of non-compliance with the Leverage Covenant and the Letter of Credit Covenant.  In order to secure the Waiver, the Company registered a first rank charge in an amount of €10 million on parts of its land and buildings in Friedberg, Germany, therefore securing the previously unsecured EIB credit facility. The Company also paid a waiver fee of €30,000. Other than as expressly set out in the Waiver, the Company’s obligations under the Finance Contract remain unchanged and the Company is required to comply with the other provisions of the Finance Contract on a continuing basis. The Company and EIB are currently in negotiations with respect to amending the Leverage Covenant. There is no assurance the Company will be able to accomplish this.

This summary of the Waiver does not purport to be complete and is qualified by reference to the Waiver filed hereto as Exhibit 10.1.

Forward-Looking Statements

Certain matters discussed in this Report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding any anticipated actions that the SEC may take and the Company’s ability to comply with covenants under the Finance Contract, or amend the Finance Contract by the end of the Grace Period. We caution you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results, as well as the Company’s expectations regarding its ability to comply with or to amend the financial covenants, to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional information may arise as a result of the of the independent investigation that could impact the Company’s financial statements, the preparation of any revised financial statement disclosures or other subsequent events that would require the Company to make additional adjustments, as well as inherent limitations in internal controls over financial reporting. Additionally, the Company may not be able to amend the Finance Contract due to its inability to negotiate a mutually acceptable amendment to the Leverage Covenant or other factors, including factors outside of the Company’s control, such as the current or prospective economic or lending environment in Europe.  Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Reports on Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Exhibits

10.1*	European Investment Bank Waiver Letter relating to Articles 7.1, 7.5 and 9.1 of the Finance Contract dated March 12, 2020

 *Certain portions of this exhibit have been redacted in accordance with Item 601(b)(10) of Regulation S-K promulgated by the SEC. The Company hereby undertakes to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: March 18, 2020